March 29, 2011

By U.S. Mail and Facsimile (303) 592-1510

Sachin Adarkar, Esq.
General Counsel
Prosper Marketplace, Inc.
111 Sutter Street, 22nd Floor
San Francisco, California 94104

Re: Prosper Marketplace, Inc.
        Post-Effective Amendment No. 6 to Registration Statement on Form S-1
        File No. 333-147019

Dear Mr. Adarkar:

        We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   It appears that you have conducted a general solicitation for warrants through your promotional program during the first quarter of 2011. Please tell the staff upon which exemption from registration you have relied and why you think that exemption is appropriate.

2.   We note that you have recently filed a rescission offer that you do not mention in the prospectus. Please update the prospectus to include disclosure regarding this offer and any remaining risks or liabilities that you may have in connection with the original sale of these securities.

3.   Revise this document to present all information as of a recent date. We note that much of the information included is as of June 30, 2010. For example, please revise the Risk Factors section and the discussion of the results of your verification activity as of a more recent date.

About the Platform, page 1

4.   We note your reference on page 1 to the "estimated average annualized loss rate" which you explain is calculated, in part, based on the "historical performance of previous borrower loans." Please provide your analysis as to how you determined this metric was appropriate for investors and what assumptions you have made with regard to this data.

5.   In addition, please tell us how you account for the relatively unseasoned loan experience of your portfolio when calculating "historical performance." For example, we note that you provide estimated returns for notes that mature in 3 and 5 years but the oldest notes in your portfolio are not yet 2 years old.

Risk Factors

6.   Please update your risk factors to discuss the impact of the recent rescission offer you registered this quarter.

7.   Provide risk factor disclosure consistent with your discussion on page 59 regarding the unsettled nature of your liability for statements made on your website. The resulting disclosure should clarify that the statements made on your website and made a part of your prospectus could be determined to be false and misleading and therefore could give rise to a liability under the Securities Act for Prosper. Make conforming changes to page 59.

Prosper's administration of the automated bidding plan system…could create additional liability, page 43

8.   Please include a discussion of your potential liability under the Securities Laws in connection with the administration of your automated bidding plan system as it operates prior to June 30, 2011.

About the Platform, page 45

9.   Revise this section to clarify what Prosper determines is an "acceptable answer" when performing verifications. Also, please clarify whether loan listings are revised based upon information provided as a result of the verifications, including changing debt-to-income, overall indebtedness or credit information.

Exhibits

10.   Please file the backup servicer agreement as a material contract.

Closing Comments

As appropriate, please revise your post effective amendment in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Facsimile (202) 778-5500
       Kier Gumbs
       Covington & Burling LLP
       1201 Pennsylvania Avenue, NW
       Washington, DC 20004-2401